Exhibit 99.7

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tél.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tél.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tél.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tél.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tél.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tél.: + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél.: + 33 (0) 1 47 44 81 48
Elisabeth de REALS
Tél.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tél.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tél.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Appointments of
Jean-Marie Guillermou and Michel Hourcard
Paris, April 9, 2009 — Effective April 1, 2009, Michel Hourcard is appointed Senior Vice-President Development and Operations Techniques, and Senior Vice-President for the Scientific and Technical Center in Pau.
He succeeds Jean-Marie Guillermou, who is appointed Senior Vice-President Asia-Pacific, Exploration & Production, effective April 1, 2009, replacing Charles Mattenet.
Commenting on this change of leadership, Yves-Louis Darricarrère, President Exploration & Production, said, “I would like to congratulate Jean-Marie Guillermou and Michel Hourcard on their appointment. I am confident that their expertise in the field of exploration and production together with their knowledge of the strategic regions for the oil industry will be real strengths in the pursuit of Total’s growth strategy”.
Michel Hourcard is a graduate of the Ecole Centrale Engineering School in Paris. He began his career in the Scientific Department at the French Atomic Energy Commission (CEA) in 1980. He joined Total in 1982 as a Drilling Engineer. In 1990, he was appointed Manager of the Drilling Laboratory and in 1994, was put in charge of Chemicals Subsidiary Operations in the Finance Division, before being appointed Vice-President, Investor Relations in 1995. He was Vice-President, Iran in TotalFinaElf’s Exploration & Production Division from 2000 to 2001. In December 2001, Michel Hourcard was appointed Vice-President, Group Corporate Communications, and then Vice-President UAE-Qatar of the Exploration & Production’s Middle East division from January 2005.
© Marco Dufour

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tél.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tél.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tél.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tél.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tél.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tél.: + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél.: + 33 (0) 1 47 44 81 48
Elisabeth de REALS
Tél.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tél.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tél.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Jean-Marie Guillermou graduated from the Ecole Nationale Supérieure de Techniques Avancées (National School of advanced techniques), Paris. He joined Total in 1975 and has made his entire career in exploration and production holding a series of operational positions in Asia, Africa and Middle East until 1991. In charge of Development Studies for Far East until 1993, he was successively appointed General Manager of Total in Syria, Total in Libya and President & CEO of Total Minatome in Houston, Texas. Deputy to the Senior Vice-President in charge of Russia and CEI in 1998, he became Vice-President for North Africa and then President of Total in Venezuela. In 2005, he was appointed Senior Vice-President of Development and Operations Techniques, Exploration & Production, as well as Senior Vice-President for the Scientific and Technical Center in Pau.
© Stéphane de Bourgies
*******
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com